February 26, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Offering Statement on Form 1-A

Filed on January 22, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated February 22, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A

General

1. We note your response to comments 1 and 8. The Form 1-A indicates Mr. Paolo Tiramani and Mr. Galiano Tiramani will have the right to “reacquire shares in this offering.” Please provide a detailed analysis as to whether their right to reacquire shares sold in this offering is a “right to subscribe to or purchase” a security or is otherwise a security as defined in Section 2(a)(1) of the Securities Act. Identify any no action letters or other guidance you believe is relevant and advise us of the business reasons for the “call” right. In your analysis, please also address the following:

• Please identify the issuer of the security and what exemption will be relied upon for the offer and sale of the security;

• Identify and explain what conditions or restrictions, if any, would apply to the exercise of the “call” right, including whether such conditions or restrictions set forth a pro rata or some other order of acquisition of the preferred shares; and

• Address any questions under state law regarding the enforceability of a provision—not located in the investor’s subscription agreement—of an issuer to require that its investors sell their securities to third parties.

We may have further comment.

The Company has chosen to remove this provision from its Stockholders Agreement, and an investor's transfer of the securities will not be subject to the call right.

2 We note your company was recently featured on https://www.meetthedrapers.com/.  Please provide a detailed legal analysis of how that appearance is consistent with the requirements of Rules 251 and 255 of Regulation A. Please also address whether to date you have accepted any investor money or accepted offers to buy your securities. Further, ensure that your disclosure in your Form 1-A is consistent with representations made in the video. For example, please disclose the family relationships between members of your management. Finally, if you intend to rely on Rule 255 in connection with your appearance on Meet the Drapers, please file the broadcast script of that appearance as an exhibit.

The segment of Meet the Drapers on which the Company was featured was done in compliance with Rule 255 of Regulation A. The show is distributed via a digital Youtube channel, and the required “testing the waters” legend was provided. A transcript of the portion of the episode for which the Company was featured has been added as an exhibit to the offering statement.

The offering circular has been amended to identify the family relationship between Mr. Paolo Tiramani and Mr. Galiano Tiramani in a standalone paragraph in order to highlight this relationship.

3. We note that Galiano Tiramani stated on “Meet The Drapers” Season 4 Episode 1 (www.meetthedrapers.com) that the company has a $10 million contract with the federal government to deliver 150 homes. Please revise to describe the material terms of the contract with the federal government in the offering statement and file the contract with the federal government as an exhibit to the Form 1-A.

While the Company believes these purchase orders to be an important development, and is providing disclosure about the purchase orders in its offering circular, the purchase orders do not fall under any category which would require inclusion as exhibits to the offering statement. The Company has therefore determined to not include the orders as exhibits.

As the Company's business is to manufacture and deliver its Boxes, these purchase orders were received in the ordinary course of business. Certain contracts made in the ordinary course of business may require inclusion as exhibits if certain conditions are present. These criteria include (i) any contact to which directors, officers, or certain other persons are party; (ii) any contract on which the issuer’s business is substantially dependent; (iii) any contract for the acquisition and sale of certain fixed assets; or (iv) any material lease. Here, none of those conditions are present regarding the purchase orders.

Cover Page

4. We note your disclosure that you may add a broker-dealer or placement agent by filing a supplement. Please note that this addition would require the filing of a post-qualification amendment. Please revise your disclosure as appropriate. We also note you indicate in your Plan of Distribution that there is a minimum investment per investor of $1000 for each class of shares. Revise your cover page to reflect the minimum investment per investor.

The Company has amended its disclosure to state that it would reflect such a change by amendment to its offering statement. The Company has also amended its disclosure to reflect the minimum investment on the cover page of the offering circular.

5. Please disclose the amount of the set-up fee and consulting fee to be paid to Dalmore.  Please refer to the instructions to Item 1(e) of Part II of Form 1-A. We note that your disclosure that your securities may be sold by OpenDeal Broker through the website www.republic.co. Please clarify whether investors may purchase and sell securities on this website, or if they may only purchase your securities on this site.

The Company has amended the cover page to reflect the payments to Dalmore identified under Plan of Distribution. Further, the Company has amended the cover page to clarify the role of OpenDeal Broker and the website www.republic.co.

Risk Factors, page 7

6. We note that you have a number of risk factors which address the risks to investors from becoming stockholders under the Stockholders Agreement such as “By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement”, "The Stockholders Agreement places limitations on the transferability of our securities" and "The Stockholders Agreement includes a contractual call right for Paolo Tiramani or Galiano Tiramani to repurchase the shares of investors in this offerings". Please revise these risk factors to address in detail the risks to shareholders that result from joining the Stockholders Agreement.

The Company has elected to remove the call right from its Stockholders Agreement and has revised its disclosure to reflect that. Further, the Company has amended the risk factor to identify the principal risk to investors by reason of the Stockholders Agreement.

The Company’s Property, page 28

7. We note that you have entered into a lease agreement for industrial space to make into the initial manufacturing facility. Please revise to address the material terms of the lease including the lease payments, the size of the facility, and the potential number of Boxes that the facility is expected to produce. We also note in the "Market Opportunity" section, on page 21, that you quote market statistics from November 2019 and December 2019.  Please revise to update the information regarding the construction market to a more recent date.

The Company has amended its disclosure to include additional details regarding its new facility and the lease agreement.

Interest of Management and Others in Certain Transactions, page 35

8. Please revise to address the loan agreements with two officers during the six months ended June 30, 2020.

The Company has amended its disclosure to identify the loan agreements with officers under this section.

Call Right, page 37

9. We note your response to comment 8. Please revise to address how the call right will be enforced against investors if they are required to sell their securities.

As previously discussed, the Company has elected to remove the call right from its Stockholders Agreement.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.